EXHIBIT 99.1

Ultrapetrol Announces Results of Annual General Meeting of Shareholders

NASSAU, Bahamas, Oct. 8, 2015 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (NASDAQ:ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced the results of the annual general meeting of its shareholders.

At the meeting, the following proposals were approved and adopted: 1) the approval of the audited financial statements and the report of the Auditors thereon for the fiscal year ended December 31, 2014, 2) the re-election of the five existing Directors of the Company for the ensuing year, and 3) the ratification of acts, proceedings and transactions of Directors, Officers and Employees of the Company, and indemnification of Directors, Officers and Employees of the Company.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soy bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

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CONTACT: The IGB Group
         Leon Berman
         212-477-8438
         lberman@igbir.com

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         The IGB Group
         Bryan Degnan
         646-673-9701
         bdegnan@igbir.com